July 24, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention:    Erin Purnell

Re:    MidWestOne Financial Group, Inc.
Request for Acceleration of Effectiveness of Form S-3
SEC File No. 333-232705 (“Registration Statement”)

Dear Ms. Purnell:
On behalf of MidWestOne Financial Group, Inc., as registrant, the undersigned officer hereby requests that the effective date for the Registration Statement be accelerated so that it will become effective at 3:00 p.m. (Washington, D.C. time), or as soon as practicable thereafter, on Friday, July 26, 2019.
Feel free to telephone Emily Henkel of Barack Ferrazzano Kirschbaum & Nagelberg LLP, the registrant’s legal counsel, at (312) 629-5191 with any questions or comments.

Very truly yours,
MidWestOne Financial Group, Inc.

/s/ Barry S. Ray
Barry S. Ray
Senior Executive Vice President and Chief Financial Officer

MidWestOne.com